Exhibit 99.1

Caravelle International Group Appoints Shixuan He as A Director and the Chief Executive Officer and Xuanhua Xi as An Independent Director and the Chairman of the Audit Committee

Singapore, January 13, 2025 / PRNewswire — Caravelle International Group (NASDAQ: HTCO), a global ocean technology company, today announced the appointment of Shixuan He as a director and the Chief Executive Officer of the Company and Xuanhua Xi as an independent director and the chairman of its Audit Committee.

Mr. Shixuan He served as the CEO of High Trend Technology Co., Ltd., a company focusing on intelligent city system development, since April 2014. From January 2010 to March 2014, Mr. He served as the CEO of Tianjin Meijiang International Convention and Exhibition Center, a company focused on exhibition management and commercial venue operation. Mr. He obtained his bachelor's degree in Automation from Dalian University of Technology in 1997.

In 2014, after Mr. ShiXuan He joined High-Trend Technology Co., Ltd. as the CEO, he led the development of the smart street lamp project and introduced the innovative concept of “one road, one network, one platform.” In 2015, he collaborated with General Electric Company (“GE”) to build China’s first large-scale smart street lamp IoT platform project in Tianjin Binhai New Area, with a total investment of 200 million RMB. Building on the success of this project, he signed a global strategic cooperation agreement with GE at the 6th China-US Energy Efficiency Forum in 2015, witnessed jointly by China's National Development and Reform Commission and the U.S. Department of Energy. The agreement facilitated the global promotion of the R&D achievements of both parties.

Ms. Xuanhua Xi has been serving as the Chief Risk officer of DigiFT Technology Group, a Singapore-based on-chain capital market operation and service provider, since December 2024. She served as the Deputy Chief Executive Officer of Neutral Financial Holding Company Limited, a Hong Kong-based licensed financial service provider, from July 2024 to December 2024. Previously, she served as the Deputy Chief Executive Officer of BOCOM International Holdings Co., Ltd., a Hong Kong-based and listed financial service provider, from July 2017 to December 2023. She was also the General Manager of BOCOM International (Shanghai) Equity Investment Management Co., Ltd., an investment management company, from November 2020 to January 2022. From March 2015 to July 2017, she served as the General Manager of BOCOM International Securities Ltd., a company providing securities brokerage services. Ms. Xi obtained her Bachelor’s degree in Economics from Fudan University, China, and her Executive Master of Business Administration degree from Shanghai Jiao Tong University, China.

The Company also announced that effective December 31, 2024, Mr. Xin He resigned as an independent director and the chairman of the Audit Committee of the Company and that Mr. Hanxi Chang resigned as the Chief Executive Officer of the Company effective January 15, 2025. The resignation of Mr. He and Mr. Chang from these positions is not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

The appointments of Mr. Shixuan He and Ms. Xuanhua Xi reflect Caravelle International Group’s dedication to strengthening its internal management systems and promoting sustainable business practices.

About Caravelle International Group

Caravelle International Group is a global ocean technology company with businesses in international shipping and marine carbon neutrality. The company is committed to improving shipping efficiency through innovative technologies and promoting sustainable development in the industry. Caravelle International Group is headquartered in Singapore.

Forward Looking Statements

This announcement contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, including, without limitation, those with respect to the objectives, plans and strategies of the Company set forth herein and those preceded by or that include the words “believe,” “expect,” “anticipate,” “future,” “will,” “intend,” “plan,” “estimate” or similar expressions, are “forward-looking statements”. Such statements include, but are not limited to risks detailed in the Company’s filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F for the fiscal year ended October 31, 2023. These forward-looking statements involve a number of risks and uncertainties, which could cause the Company’s future results to differ materially from those anticipated. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. All information provided in this press release is as of the date of the publication, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact

Caravelle International Group

Office Unit 1125, 11/F, Lee Garden One, 33 Hysan Ave,

Causeway Bay,

Hong Kong

Attention: Tracy Xia

Email: tracyxia@htcoint.com